2001

Annual Report

PE
12-31-01

02031681

APR 18 2002

PROCESSED
MAY 16 2002
THOMSON
FINANCIAL

EMC
EMC Insurance Group Inc.

FINANCIAL SUMMARY

($ in thousands, except per share data)	2001	2000	% Change
FOR THE YEAR			
Revenues	$ 297,824	$ 263,496	13.4 %
(Loss) income before income taxes	$ (5,542)	$ 1,065	(620.4)%
Net (loss) income	$ (2,106)	$ 2,329	(190.4)%
PER SHARE			
Net (loss) income	$ (0.19)	$ 0.21	(190.5)%
Catastophe and storm losses	$ 1.32	$ 0.50	164.0 %
Dividend paid	$ 0.60	$ 0.60	0.0 %
Book value	$ 12.40	$ 13.14	(5.6)%
MARKET PRICE			
High	$ 18.75	$ 12.13	54.6 %
Low	$ 10.19	$ 6.81	49.6 %
Close on Dec. 31	$ 17.15	$ 11.75	46.0 %
AT YEAR-END			
Average return on equity (ROE)	(1.5)	1.6	(193.8)%
Total assets	$ 671,565	$ 587,676	14.3 %
Stockholders' equity	$ 140,458	$ 148,393	(5.3)%
Price to book value	1.38X	.89X	
Number of shares outstanding	11,329,987	11,294,220	0.3 %
Number of registered stockholders	1,250	1,248	0.2 %
Number of agents	3,200	3,200	0.0 %

CORPORATE PROFILE

EMC Insurance Group Inc. (the "Company") is an insurance holding company with operations in property and casualty insurance and reinsurance. The Company was formed in 1974 and became publicly held in 1982.

With its home office in Des Moines, Iowa, operations of the Company and Employers Mutual Casualty Company (Employers Mutual), which owns 79.5 percent of the Company's stock, are concentrated in regions of the country where management believes a favorable insurance environment exists. Approximately 77 percent of direct property and casualty premium income is derived from insurance sold to businesses.


EMC Insurance Group Inc.
Property and Casualty Insurance
Assumed Reinsurance
Illinois EMCASCO Insurance Company
Farm and City Insurance Company
Dakota Fire Insurance Company
EMCASCO Insurance Company
EMC Underwriters, LLC
EMC Reinsurance Company
(Non-Affiliated Reinsurance Only)



The subsidiaries of the Company and Employers Mutual and its subsidiaries (referred to herein as EMC or EMC Insurance Companies) provide insurance coverage and services to insureds through more than 3,200 independent insurance agents. Seventeen strategically located branch offices provide direct service to these insureds and agents.

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI.

Corporate Website: www.emcinsurance.com
Corporate email: EMCIns.Group@EMCIns.com

TO OUR STOCKHOLDERS

As one century ended and a new millennium began, the property and casualty insurance industry was operating at an underwriting loss. Industry leaders attributed the decline in underwriting profitability to 1) more than a decade of declining premium rate levels due to intense rate competition and over-capitalization; 2) significant conversion expenses as a result of technological advances in claims processing, risk assessment and marketing strategies; and 3) abnormally severe weather in both the United States and Europe.



$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
-$0.20
-$0.40
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

HISTORIC EARNINGS PER SHARE

Change was necessary. Careful implementation of revised strategic plans initiated a mild reversal in the industry's underwriting trend. During 2000, premium rates began to firm and insurers began proclaiming the return of the "hardening market." As 2001 began, the industry was hoping to experience a gradual return to profitability. It was expected to be a year of "turn around" for EMC Insurance Group Inc. as well. Unfortunately, those expectations were unfulfilled as the Company reported a net operating loss of $0.24 per share and a net loss of $0.19 per share. The Company's statutory combined trade ratio was 113.9 percent. Even so, this was better than the industry's estimated combined ratio of 117.0 percent. Contributing to these results were the atrocious events associated with the attack on the World Trade Center and the Enron debacle.



120.0%
115.0%
110.0%
105.0%
100.0%
95.0%
90.5%
1995
1996
1997
1998
1999
2000
2001

STATUTORY COMBINED TRADE RATIO

CORPORATE INITIATIVES

During the last decade, insurers allowed premium rates to decline below adequate levels. They did so because a strong stock market allowed them to maintain adequate capital levels while vying for market share through rate reductions. But, as investment results declined, this strategy was no longer viable. The Company responded to these changing market conditions with a more focused underwriting program, rate increases, and controlled usage of discretionary rate credits – all important factors in the Company's goal to make premium rates more consistent with the amount of risk being assumed. By the end of 2001, the Company was experiencing average rate level increases ranging from 6 to 18 percent in virtually all lines of business, with larger increases for individual accounts. Earned premiums increased in 2001, reflecting rate increases and modest increases in exposures. Retention rates for the Company continued to exceed the industry average, as 85 percent of its policyholders renewed their coverage in 2001.

The Company has also worked to strengthen its independent agency relationships through improved evaluation of individual books of business and advances in technology and communication. These strategies will enhance the profit potential of the Company's book of business.

As part of its strategic plan to enhance national visibility, the Company's parent, Employers Mutual Casualty Company, established a new brand – "Count on EMC." This brand reinforces the image that has emerged over many years – one of strength, stability and reliability. In connection with this new brand, renewed emphasis is being placed on exemplary service to agents and policyholders, as well as to all other stakeholders of the EMC Insurance family of companies, which includes EMC Insurance Group Inc.

CATASTROPHE AND STORM LOSSES


$25 MM
$20 MM
$15 MM
$10 MM
$5 MM
$0
1995 1996 1997 1998 1999 2000 2001
CATASTROPHE AND
STORM LOSSES

One significant factor affecting the Company's performance in 2001 was catastrophe and storm losses. Unusually severe Midwestern and Southeastern storms during April, May and June and tropical storm Allison produced a record amount of catastrophe and storm losses. Total catastrophe and storm losses amounted to $22,947,000 ($1.32 per share) as compared to $8,604,000 ($0.50 per share) in 2000. To put these losses into perspective, catastrophe and storm losses for 2001 amounted to approximately 37 percent of the total catastrophe and storm losses for the 5-year period between 1997 and 2001. Excluding the impact of catastrophe and storm losses, the results for 2001 reflect a decline in claims frequency but an increase in overall claims severity. We are, however, in the business of providing protection for these types of events and our policyholders were able to count on us to provide fair, timely and efficient claims settlement.

WORLD TRADE CENTER

The atrocious events of September 11 stunned the insurance industry with loss estimates between $40 billion and $70 billion (approximately 12 percent to 22 percent of the industry's surplus). The world watched in horror while more than three thousand lives were lost in the attacks on the World Trade Center and the Pentagon, as well as a remote field in Pennsylvania. The net effect of the terrorist attacks to EMC Insurance Companies was approximately $16 million. Under the terms of the quota share agreement in place between Employers Mutual and the Company's reinsurance subsidiary, losses from this event were capped at $1.5 million. However, the collection of contractually agreed upon reinstatement premiums resulted in a nearly break-even scenario.

The World Trade Center attack was, by far, the most costly individual event ever seen by the insurance industry. By comparison, Hurricane Andrew (1992) cost the industry approximately $18 billion. Nonetheless, the industry was financially prepared to deal with the loss due to accumulated capital within the industry (an estimated $300 billion at the time of the terrorist attacks). The industry does not anticipate any increase in insurance company failures associated with the events of September 11. However, the industry is concerned about the possibility of additional terrorist events, which could deplete industry surplus. To provide limited protection from future terrorist exposures, the Company has purchased separate terrorism reinsurance coverage for 2002 since standard industry reinsurance policies now exclude terrorism coverage.

ENRON AND OTHER MARKET ISSUES

In December of 2001, one of the world's largest corporations filed for bankruptcy. The action by Enron Corp. was directly damaging to tens of thousands of Enron employees, investors and creditors. It is estimated that more than $60 billion in stockholder wealth was lost in addition to more than $31 billion by Enron creditors. But, the ramifications did not stop there. The insurance industry was but one of many industries to be both directly and indirectly affected by this event.


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Jan 03
Jan 31
Mar 20
Apr 18
May 15
Jun 27
Aug 21
Sep 17
Oct 02
Nov 06
Dec 11

2001 U.S. FEDERAL RESERVE INTEREST RATES

The Company was not immune to the Enron collapse as it experienced a $1,328,000 ($0.08 per share) surety bond loss attributable to reinsurance contracts held by the Company. The Company also realized an investment loss of approximately $310,000 on Enron stock.

The stock market reacted negatively to all of these issues, accelerating an already recessive United States economy, which economists believe began in March 2001. In addition, interest rates in the United States dropped 11 times in the course of the year, which will have a negative impact on future investment income.

2002 OPERATING PLAN

Management expects to see an improved insurance marketplace in 2002. Rate increases are anticipated in virtually every line of business throughout the country through at least 2002, accelerating the rate of the hardening market cycle. Management also believes these rate increases, coupled with previous rate increases, will bring the Company back to profitability.



$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1982 1984 1986 1988 1990 1992 1994 1996 1998 2000
1983 1985 1987 1989 1991 1993 1995 1997 1999 2001

HISTORIC DIVIDEND PAYMENTS PER SHARE

A commitment to stockholder value prompted the Company's Board of Directors to continue its annual dividend of $0.60 per share, resulting in a dividend yield of 3.5 percent. The Company's book value decreased from $13.14 per share in 2000 to $12.40 per share in 2001.

The last year has been like no other in the history of the insurance industry. Nonetheless, the industry has survived and will continue to do so without interruption. So too, will EMC Insurance Group Inc. Through continued rate increases and prudent underwriting, the Company will return to profitability. Yes, 2001 was to be a year of "turn around," but it was not to be. Management believes the events of 2001 are nothing more than a temporary delay in its return to profitability. As I write this letter, I firmly believe that Management's operating plan will produce favorable results in 2002. What's more, I believe our long-term strategic plan will sustain profitability well into the new millennium.

Thank you for your continued interest in EMC Insurance Group Inc.

Sincerely,



Bruce G. Kelley,
President and CEO

STOCKHOLDER INFORMATION

Common Stock

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market, under the symbol EMCI. As of February 12, 2002, there were 1,250 registered stockholders.

The following table shows the high and low bid prices, as reported by NASDAQ, and the dividends paid for each quarter within the two most recent years.

	2001			2000		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 13.13	$ 10.19	$ 0.15	$ 10.00	$ 7.63	$ 0.15
2nd Quarter	$ 15.85	$ 11.72	$ 0.15	$ 9.13	$ 6.81	$ 0.15
3rd Quarter	$ 16.00	$ 13.34	$ 0.15	$ 11.38	$ 8.50	$ 0.15
4th Quarter	$ 18.75	$ 13.01	$ 0.15	$ 12.13	$ 9.25	$ 0.15
Close On Dec. 31	$ 17.15			$ 11.75		

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries (see note 6 of Notes to Consolidated Financial Statements). It is the present intention of the Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, is to be determined by the Board of Directors at its discretion.

Dividend Reinvestment and Common Stock Purchase Plan

A dividend reinvestment and common stock purchase plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan (see note 14 of Notes to Consolidated Financial Statements). Employers Mutual has been reinvesting 100 percent of its dividends in additional shares of common stock under this plan since the second quarter of 1999. Employers Mutual has informed the Company that it will be reducing its participation in the dividend reinvestment plan to 25 percent for 2002. More information about the plan can be obtained by calling our stock transfer agent and plan administrator – UMB Bank, n.a.

EMC
EMC Insurance Group Inc

CORPORATE DIRECTORY

BOARD OF DIRECTORS

George C. Carpenter III, 74 (B) (C)
Retired Executive Director
Iowa Public Television (Broadcasting)

E.H. Creese, 70
Retired Senior Vice President,
Treasurer and Chief Financial Officer
Employers Mutual Casualty Company

David J. Fisher, 65 (B) (C)
Chairman of the Board and President
Onthank Company (Wholesale Distributor)

Bruce G. Kelley, 48 (A)
President and Chief Executive Officer
Employers Mutual Casualty Company

George W. Kochheiser, 76 (A)
Chairman of the Board
EMC Insurance Group Inc.
Retired President
Employers Mutual Casualty Company

Raymond A. Michel, 76 (B) (C)
Director and Consultant
Koss Construction Company
(Road Construction)

Fredrick A. Schiek, 67 (A)
Retired Executive Vice President and
Chief Operating Officer
Employers Mutual Casualty Company

Committee Members:

(A) Member of Executive Committee
(B) Member of Audit Committee
(C) Member of Inter-Company Committee

EXECUTIVE OFFICERS

Bruce G. Kelley
President and
Chief Executive Officer

William A. Murray
Executive Vice President and
Chief Operating Officer

Ronald W. Jean
Executive Vice President for
Corporate Development

Raymond W. Davis
Senior Vice President and Treasurer

John D. Isenhart
Senior Vice President – Technology

Donald D. Klemme
Senior Vice President – Secretary

David O. Narigon
Senior Vice President – Claims

Mark E. Reese
Vice President and Chief Financial Officer

Ronald A. Paine
Vice President

Steven C. Peck
Vice President

Richard W. Hoffmann
Vice President and General Counsel

Robert L. Link
Asst. Vice President/Asst. Secretary

Carla A. Prather
Asst. Vice President/Controller

2001

FINANCIAL INFORMATION

EMC
EMC Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,										
	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	**$265,280**	$231,459	$211,098	$194,244	$177,218	$165,191	$162,266	$164,829	$156,438	$147,410	$113,419
Investment income, net	**30,970**	29,006	25,761	24,859	23,780	24,007	23,204	21,042	20,936	21,586	20,223
Realized investment gains	**800**	1,558	277	5,901	4,100	1,891	1,043	520	684	384	65
Other income	**774**	1,473	2,194	1,701	1,023	904	1,005	1,128	668	701	860
Total revenues	**297,824**	263,496	239,330	226,705	206,121	191,993	187,518	187,519	178,726	170,081	134,567
Losses and expenses	**303,366**	262,431	245,321	223,031	189,318	171,324	163,202	168,842	169,707	169,106	124,135
(Loss) income before income tax (benefit) expense	**(5,542)**	1,065	(5,991)	3,674	16,803	20,669	24,316	18,677	9,019	975	10,432
Income tax (benefit) expense	**(3,436)**	(1,264)	(5,187)	(2,339)	3,586	5,635	6,967	5,171	1,885	759	3,124
(Loss) income from:											
Continuing operations	**(2,106)**	2,329	(804)	6,013	13,217	15,034	17,349	13,506	7,134	216	7,308
Discontinued operations	**-**	-	-	-	-	-	-	-	-	-	1,853
Accounting changes	**-**	-	-	-	-	-	-	-	2,621	-	-
Net (loss) income	**$ (2,106)**	$ 2,329	$ (804)	$ 6,013	$ 13,217	$ 15,034	$ 17,349	$ 13,506	$ 9,755	$ 216	$ 9,161
Net (loss) income per common share - basic and diluted:											
Continuing operations	**$ (.19)**	$ .21	$ (.07)	$ .53	$ 1.18	$ 1.37	$ 1.62	$ 1.29	$ .70	$ .02	$ .73
Discontinued operations	**-**	-	-	-	-	-	-	-	-	-	.18
Accounting changes	**-**	-	-	-	-	-	-	-	.26	-	-
Total	**$ (.19)**	$ .21	$ (.07)	$ .53	$ 1.18	$ 1.37	$ 1.62	$ 1.29	$ .96	$ .02	$ .91
Premiums earned by segment:											
Property and casualty insurance	**$203,393**	$184,986	$167,265	$155,523	$143,113	$128,516	$126,440	$127,573	$123,114	$120,795	$ 88,410
Reinsurance	**61,887**	46,473	43,833	38,721	34,105	36,675	35,826	37,256	33,324	26,615	25,009
Total	**$265,280**	$231,459	$211,098	$194,244	$177,218	$165,191	$162,266	$164,829	$156,438	$147,410	$113,419
BALANCE SHEET DATA											
Total assets	**$671,565**	$587,676	$542,395	$496,046	$459,110	$430,328	$412,881	$387,370	$368,936	$372,807	$311,001
Stockholders' equity	**$140,458**	$148,393	$141,916	$163,938	$162,346	$148,729	$136,889	$116,727	$109,634	$100,911	$105,144
OTHER DATA											
Average return on equity	**(1.5)%**	1.6%	(.5)%	3.7%	8.5%	10.5%	13.7%	11.9%	9.3%	.2%	8.9%
Book value per share	**$ 12.40**	$ 13.14	$ 12.60	$ 14.26	$ 14.30	$ 13.42	$ 12.66	$ 11.03	$ 10.63	$ 9.98	$ 10.47
Dividends paid per share	**$ .60**	$ .60	$ .60	$ .60	$ .60	$ .57	$ .53	$ .52	$ .52	$ .52	$ .52
Property and casualty insurance subsidiaries aggregate pool percentage	**23.5%**	23.5%	23.5%	23.5%	22%	22%	22%	22%	22%	22%	17%
Reinsurance subsidiary quota share percentage	**100%**	100%	100%	100%	100%	95%	95%	95%	95%	95%	95%
Closing stock price	**$ 17.15**	$ 11.75	$ 9.13	$ 12.75	$ 13.25	$ 12.00	$ 13.75	$ 9.50	$ 9.50	$ 8.50	$ 9.50
Net investment yield (pre-tax)	**6.31%**	6.47%	5.96%	6.02%	6.15%	6.54%	6.65%	6.59%	6.83%	7.50%	8.02%
Cash dividends to closing stock price	**3.5%**	5.1%	6.6%	4.7%	4.5%	4.8%	3.9%	5.5%	5.5%	6.1%	5.5%
Common shares outstanding	**11,330**	11,294	11,265	11,496	11,351	11,084	10,814	10,577	10,317	10,112	10,046
Statutory trade combined ratio	**113.9%**	113.5%	115.2%	114.8%	106.2%	103.6%	99.6%	101.3%	106.3%	113.9%	109.2%

Amounts previously reported in prior consolidated financial statements have been reclassified to conform to current presentation.

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of EMC Insurance Group Inc. and its subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

OVERVIEW

EMC Insurance Group Inc., a 79.5 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 76.7 percent of consolidated premiums earned. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate, are referred to as the "EMC Insurance Companies."

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company's property and casualty insurance subsidiaries is 23.5 percent. Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool.

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual's direct insurance business, nor any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. Effective January 1, 2000, the override commission rate was reduced to 4.50 percent of written premiums from 5.25 percent of written premiums because of good loss experience. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require a significant amount of subjective judgment.

Loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves.

The amount of loss and settlement expense reserves reflected in the Company's financial statements is determined based on an estimation process that is very complex and uses information obtained from both Company specific and industry data, as well as general economic information. The most significant assumptions used in the estimation process, which vary by line of business, include determining the trend in loss costs, the expected consistency in the frequency and severity of claims, changes in the timing of the reporting of losses from the loss date to the notification date and expected costs to settle unpaid claims. Established reserves are closely monitored and are frequently recomputed using a variety of formulas and statistical techniques. The Company develops a range of expected reserves based on the results of this analysis to determine the reasonableness of the carried reserves. Should currently unknown or unidentified trends emerge that would indicate that a change has occurred in the data supporting the assumptions utilized in the estimation process, the Company would react accordingly, which could result in upward adjustments to the Company's reserves.

Deferred Policy Acquisition Costs and Related Amortization

Deferred policy acquisition costs are used to match the expenses incurred in the production of insurance business to the income earned on this business. This adjustment is necessary because statutory accounting principals require that expenses incurred in the production of insurance business be expensed immediately, while premium income is recognized ratably over the terms of the underlying insurance policies.

The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Amortization of deferred policy acquisition costs is calculated as the difference between the beginning and ending amounts of deferred policy acquisition costs plus the amount of costs deferred during the current year. Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. Deferred policy acquisition costs were not subject to limitation at December 31, 2001; however, the reinsurance segment could be subject to such a limitation in the next two years if underwriting results do not improve. Management does not consider this limitation to be likely due to the improving rate environment for both the reinsurance segment and the reinsurance industry.

Deferred Income Taxes

The realization of the deferred income tax asset is based upon projections that indicate that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the improving premium rate environment for both the property and casualty insurance segment and the reinsurance segment and loss and expense control initiatives that have been implemented during the last two years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

CONSOLIDATED RESULTS OF OPERATIONS

Operating results for the three years ended December 31, 2001 are as follows:

($ in thousands)	2001	2000	1999
Premiums earned	**$265,280**	$231,459	$211,098
Losses and settlement expenses	**221,919**	189,522	176,876
Acquisition and other expenses	**80,251**	71,401	66,760
Underwriting loss	**(36,890)**	(29,464)	(32,538)
Net investment income	**30,970**	29,006	25,760
Other (loss) income	**(422)**	(35)	510
Operating loss before income tax benefit	**(6,342)**	(493)	(6,268)
Realized investment gains	**800**	1,558	277
(Loss) income before income tax benefit	**(5,542)**	1,065	(5,991)
Income tax benefit	**(3,436)**	(1,264)	(5,187)
Net (loss) income	**$ (2,106)**	$ 2,329	$ (804)
Incurred losses and settlement expenses:			
Insured events of current year	**$216,752**	$191,425	$182,609
Increase (decrease) in provision for insured events of prior years	**5,167**	(1,903)	(5,733)
Total losses and settlement expenses	**$221,919**	$189,522	$176,876
Catastrophe and storm losses	**$ 22,947**	$ 8,604	$ 11,162

Operating results before income taxes declined significantly in 2001 despite continued improvement in overall premium rate adequacy. This decline is primarily attributed to a record amount of catastrophe and storm losses and an unusually large amount of adverse development on prior years' reserves which was evident in both the property and casualty insurance segment and the reinsurance segment. In addition, the results for 2001 were negatively impacted by $1,328,000 of surety bond losses in the reinsurance segment stemming from the Enron collapse. The improvement in the operating results for 2000 was attributed to the property and casualty insurance segment, which experienced a decline in loss frequency and a moderate increase in overall premium rate adequacy.

Inadequate premium rates, which resulted from several years of intense rate competition within the insurance industry, continued to hamper the Company's performance during 2001. After bottoming out in 1998, premium rate levels have shown moderate, but steady, improvement over the last three years. During 2000 and 2001, implemented rate increases have grown progressively larger as a result of industry-wide movement toward adequate premium rate levels and this trend of progressively larger rate increases is expected to intensify through 2002. Based on these trends and current projections, management believes that premium rates could approach adequate levels for the first time in nearly a decade in 2003. The improvement that has been achieved in premium rate adequacy over the last three years will have a positive impact on future operating results, but the unpredictable nature of catastrophe and storm losses will remain. In the meantime, management continues to work toward improving profitability through focused underwriting programs for the existing book of business, reviews of the agency force and controlled usage of discretionary rate credits.

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,000, invested assets increased $11,881,000 and the Company incurred $1,706,000 of commission expense and $297,000 of premium tax expense. These expenses were offset by a $3,054,000 increase in deferred policy acquisition costs, resulting in $1,051,000 of non-recurring income that was amortized into operations on a quarterly basis.

Operating results for 2001 were not materially impacted by the terrorist attack on the World Trade Center. The property and casualty insurance segment incurred losses of $56,000 from this event while the reinsurance segment's losses were capped at $1,500,000 under the quota share agreement with Employers Mutual. The reinsurance segment recorded $2,001,000 of reinstatement premium income and $190,000 of commission expense on its assumed book of business but was not required to pay the reinstatement premiums on Employers Mutual's outside reinsurance protection, which totaled $2,450,000, under the terms of the quota share agreement. Reinstatement premiums are a common provision in catastrophe reinsurance contracts that allow reinsurance coverage that has been depleted to be "reinstated" for the remainder of the contract term through the payment of additional premium. In addition, the World Trade Center loss resulted in the elimination of a $310,000 contingent commission income accrual that had been established in the second quarter of 2001 by the reinsurance segment due to good loss experience on the outside reinsurance program. The net impact reflected in the Company's financial statements for the World Trade Center catastrophe was a loss of $55,000.

The operating results reported for 2000 include earnings of $1,517,000 associated with a change in the property and casualty insurance segment's estimate of additional premium income expected on policies, primarily workers' compensation, subject to audit. This change in estimate was prompted by additional research that was conducted in connection with a required change in the tax accounting method used for recognizing audit-based premiums.

Premiums earned increased 14.6 percent in 2001, 9.6 percent in 2000 and 8.7 percent in 1999. Both the property and casualty insurance segment and the reinsurance segment achieved significant growth in 2001 through a combination of implemented rate increases and increased exposures. Applications for insurance coverage continued at high levels during 2001 despite rising premium rates due to the fact that some of the Company's competitors have withdrawn from certain markets or implemented larger rate increases. The Company continues to be selective in the insurance risks that it accepts and has been able to price both new and renewal business at more adequate levels. Policy counts remained relatively steady in the commercial lines of business during 2001 and decreased slightly in the personal lines of business.

Losses and settlement expenses increased 17.1 percent in 2001, 7.1 percent in 2000 and 12.0 percent in 1999. Active storm patterns during 2001 produced a record amount of catastrophe and storm losses for the Company and kept catastrophe and storm losses at an elevated level for the third time in the last four years, compounding the impact of the inadequate premium rate levels that have existed during this time period. In addition, the Company experienced a significant amount of adverse development on prior years' reserves in 2001, which contributed to the large increase in losses and settlement expenses. The Company has historically experienced favorable development in its reserves and its reserving practices have not changed; however, the amount of development experienced will fluctuate from year to year as individual claims are settled and new information becomes available on open claims. The results for 2000 reflect a decline in overall loss frequency in the property and casualty insurance segment, but this improvement was partially offset by increased loss experience in the reinsurance segment. Results for 1999 reflect an unusually large increase in both the frequency and severity of losses unrelated to catastrophe and storm activity.

The catastrophe and storm loss amounts reported for 1999 reflect ceded reinsurance recoveries of $3,825,000 related to an aggregate excess of loss catastrophe reinsurance agreement that was in effect that year for the property and casualty insurance segment. Due to substantial changes in both the terms and the cost of the coverage, this reinsurance protection was not renewed for 2000 and subsequent years.

Acquisition and other expenses increased 12.4 percent in 2001, 7.0 percent in 2000 and 5.0 percent in 1999. These increases are primarily attributed to the higher premium levels reported for these years. The increase for 2001 was limited by the increase in deferred policy acquisition costs that resulted from the change in the recording of installment based premiums. The increase in 2000 was limited by a $824,000 decline in contingent commission expense in the reinsurance subsidiary.

Net investment income increased 6.8 percent in 2001, 12.6 percent in 2000 and 3.6 percent in 1999. The increase for 2001 is primarily attributed to a higher average invested balance in fixed maturity securities. During 2001 the Company experienced a significant amount of call activity on its fixed maturity securities due to the large decline in interest rates. Proceeds from this call activity were reinvested at lower current interest rates, which will have a negative impact on future investment income. The large increase in 2000 reflects both a higher average invested balance in fixed maturity securities and an increase in the average rate of return earned on the fixed maturity portfolio. During 2000 and 1999, the Company sold approximately $69,000,000 of tax-exempt securities and reinvested the proceeds into taxable securities in order to achieve a better rate of return after taxes. The increase in 1999 is attributed to an increase in the average invested asset balance.

Realized investment gains have fluctuated considerably over the last three years due to changes in the Company's investment strategies and the bond and equity markets. Realized investment gains for 2001 include $563,000 from the Company's equity portfolio, net of $310,000 of realized losses associated with the sale of Enron stock, with the remainder coming primarily from calls on taxable fixed maturity securities. The realized investment gains of 2000 include $531,000 from the disposal of tax-exempt fixed maturity securities, $531,000 from the disposal of other fixed maturity securities and $496,000 from the Company's equity portfolio. The realized investment gains for 1999 reflected $1,590,000 of gains from the disposal of tax-exempt fixed maturity securities, but these gains were mostly offset by realized losses of $1,321,000 that were recognized on the Company's equity portfolio.

Income tax benefits have fluctuated during the last three years in conjunction with the Company's operating results and a decline in the amount of tax-exempt interest income earned. Due to the change in the allocation of the Company's investment portfolio noted above, tax-exempt interest decreased from $6,784,000 in 1999 to $4,922,000 in 2000 and $4,314,000 in 2001. The income tax benefit for 2000 reflects $470,000 of benefit from the elimination of an accrual that had been carried for potential tax examination adjustments and $775,000 of expense associated with required changes in the tax accounting methods used to recognize audit-based premiums and installment premiums. The income tax benefit for 1999 includes $800,000 related to a reduction in a deferred tax valuation allowance associated with future postretirement benefit deductions. The valuation allowance was eliminated in 1999 due to the establishment by Employers Mutual of Voluntary Employee Beneficiary Association (VEBA) trusts that will fund the liability for postretirement benefits.

In December of 2001, three of the Company's property and casualty insurance subsidiaries issued an aggregate of $25,000,000 of surplus notes with an interest rate of 5.38 percent to Employers Mutual. These surplus notes were issued in response to leverage concerns raised by certain regulatory authorities. The amount of insurance that a property and casualty insurance company writes under industry standards is commonly expressed as a multiple of its surplus calculated in accordance with statutory accounting practices. Generally, a ratio of 3 to 1 is considered satisfactory by regulatory authorities. The surplus position of these three companies had declined over the last three years due to substandard operating results and the payment of dividends to the parent company. A preliminary analysis of the 2001 operating results indicated that the writings to surplus ratio for these three companies would likely exceed the 3 to 1 level at December 31, 2001 if surplus notes were not issued. It should be noted that surplus notes are considered to be a component of surplus for statutory reporting purposes due to the fact that the notes have no maturity date and all payments of interest and principal must be approved in advance by the insurance commissioner of the state of domicile of the respective insurance company; however, under generally accepted accounting principals, surplus notes are considered to be debt and are reported as a liability in the Company's financial statements.

A.M. Best Company, an insurance industry rating agency, announced on July 10, 2001 that their rating of the EMC Insurance Companies, which includes the Company's property and casualty insurance subsidiaries, was changed from "A" (Excellent) to "A-" (Excellent). This rating action reflects A.M. Best's opinion of the EMC Insurance Companies' underwriting performance and operating losses during the three years ended December 31, 2000. Despite this rating action, A.M. Best stated that the EMC Insurance Companies' "Excellent" rating reflects its strong capitalization, conservative operating strategies and local-market presence. Management does not believe that the new rating will have a material impact on the Company's operations.

The September 11, 2001 terrorist attack on the World Trade Center had a significant impact on the operating results of the insurance industry in 2001, but the repercussions of this atrocious act will last well beyond 2001. Limitations of coverage, exclusions for terrorist activities and significant increases in pricing were commonplace for reinsurance policies renewing in January 2002. The Company's property and casualty insurance subsidiaries were not immune to these factors and experienced significantly higher costs and increased retentions when their reinsurance program was renewed for 2002. Due to the lack of action by Congress to address the need for a federal government reinsurance program for terrorist acts, most states, with the exception of California and New York, have adopted changes to their laws which allow insurance companies to exclude terrorism coverage on commercial lines of business if reinsurance protection is not available. To date, the Company's property and casualty insurance subsidiaries have not implemented across-the-board terrorism exclusions on their commercial lines of business and have chosen instead to evaluate each commercial risk for terrorism exposures. State insurance laws do not allow terrorism exclusions for workers' compensation or personal lines of business. The property and casualty insurance subsidiaries have purchased separate terrorism coverage for 2002 in order to provide limited protection from future terrorist exposures, as all standard reinsurance policies now exclude coverage for terrorist activities.

SEGMENT RESULTS

Property and Casualty Insurance

Operating results for the three years ended December 31, 2001 are as follows:

($ in thousands)	**2001**	2000	1999
Premiums earned	**$203,393**	$184,986	$167,265
Losses and settlement expenses	**168,344**	149,519	140,481
Acquisition and other expenses	**61,877**	57,748	53,310
Underwriting loss	**(26,828)**	(22,281)	(26,526)
Net investment income	**22,458**	20,788	18,283
Other (loss) income	**(62)**	286	781
Operating loss before income taxes	**$ (4,432)**	$ (1,207)	$ (7,462)
Incurred losses and settlement expenses:			
Insured events of current year	**$167,152**	$152,360	$145,806
Increase (decrease) in provision for insured events of prior years	**1,192**	(2,841)	(5,325)
Total losses and settlement expenses	**$168,344**	$149,519	$140,481
Catastrophe and storm losses	**$ 15,813**	$ 7,945	$ 7,389

Premiums earned increased 10.0 percent in 2001, 10.6 percent in 2000 and 7.6 percent in 1999. The majority of the growth for 2001 is attributed to rate increases that were implemented during the last two years and an increase in the exposure base of the commercial lines of business. Premium rate levels for property and casualty insurance continued to improve during 2001 as average rate level increases ranging from six to eighteen percent were implemented in virtually all lines of business, with larger increases for individual accounts. Premium rate increases have grown progressively larger during the last two years and this trend is expected to intensify through 2002. Based on current trends and projections, management anticipates that premium rates could approach adequate levels by early 2003. It should be noted, however, that it takes a considerable amount of time for implemented rate increases to have a noticeable impact on underwriting results due to the timing of policy renewals and the fact that premiums are earned ratably over the life of the policy. The growth in premium income during 2000 and 1999 was driven primarily by an increase in policy count, which resulted from an improved retention rate on renewal business and a steady amount of new business. Results for 2000 also benefited from an increase in the exposure base on commercial lines of business as well as rate increases in most lines of business. The premium income amount for 2000 includes $1,727,000 of income associated with a change in the estimate of additional premium income expected on policies, primarily workers' compensation, subject to audit as of December 31, 2000. This change in estimate was prompted by additional research that was conducted in connection with a required change in the tax accounting method used for recognizing audit-based premiums.

Losses and settlement expenses increased 12.6 percent in 2001, 6.4 percent in 2000 and 9.2 percent in 1999. The increase for 2001 reflects a record amount of catastrophe and storm losses, an unusually large amount of adverse development on prior years' reserves and an increase in both large losses and loss severity. Catastrophe and storm losses have had an unusually large impact on operating results in three of the last four years due to the persistence of active storm patterns that began in 1998. During 2001, these active storm patterns produced large areas of wind and hail damage in the Midwest where the Company has a concentration of property exposures. During the fourth quarter of 2001, the property and casualty insurance segment experienced an unusually large amount of adverse development on prior years' reserves, which resulted in adverse development being reported for the year. This adverse development is attributed to the revaluation of individual claim liabilities in select lines of business, a revaluation of formula based settlement expense reserves and an increase in paid settlement expenses. The property and casualty insurance subsidiaries have historically experienced favorable development in their reserves and reserving practices have not been changed; however, the amount of development experienced will fluctuate from year to year as individual claims are settled and additional information becomes available on open claims. The improvement in 2000 results was primarily attributed to a substantial decline in loss frequency from the elevated levels experienced in 1999.

Acquisition and other expenses increased 7.2 percent in 2001, 8.3 percent in 2000 and 3.6 percent in 1999. These increases are primarily related to the growth in premium income reported for these years. The increase for 2001 was limited by the increase in deferred policy acquisition costs associated with the change in the recording of installment based policies. In addition, acquisition and other expenses for 2001 include $688,000 of estimated guaranty fund assessments stemming from the Reliance Insurance Company insolvency, which is the largest insolvency in the history of the property and casualty insurance industry. When an insurance company is declared insolvent, claims that can not be satisfied through the defunct insurance company's assets are turned over to state guaranty funds for payment through assessments against the solvent companies writing business in their state. These assessments are payable over a number of years and most states permit a portion of these assessments to be used as an offset in the calculation of premium taxes.

The property and casualty insurance segment has reported a substantial amount of underwriting losses during the last three years due to a combination of inadequate premium rates, increasing levels of catastrophe and storm losses, less favorable development of prior years' reserves and increased loss severity and frequency. Underwriting results for 2001 did benefit from an improvement in premium rate adequacy; however, this improvement was overshadowed by a record amount of catastrophe and storm losses and an unusually large amount of adverse development on prior years' reserves. Premium rates are expected to continue to improve during 2002 and approach adequate levels in 2003. The improvement that has been, and is expected to be, achieved in premium rate adequacy will have a positive impact on future operating results, but the unpredictable nature of catastrophe and storm losses will remain. Management continues to work toward improving profitability through focused underwriting programs for the existing book of business, reviews of the agency force and controlled usage of discretionary rate credits.

Reinsurance

Operating results for the three years ended December 31, 2001 are as follows:

($ in thousands)	2001	2000	1999
Premiums earned	$ 61,887	$ 46,473	$ 43,833
Losses and settlement expenses	53,575	40,003	36,395
Acquisition and other expenses	18,374	13,653	13,450
Underwriting loss	(10,062)	(7,183)	(6,012)
Net investment income	8,318	7,873	7,114
Other income	78	80	119
Operating (loss) income before income taxes	$ (1,666)	$ 770	$ 1,221
Incurred losses and settlement expenses:			
Insured events of current year	$ 49,600	$ 39,065	$ 36,803
Increase (decrease) in provision for insured events of prior years	3,975	938	(408)
Total losses and settlement expenses	$ 53,575	$ 40,003	$ 36,395
Catastrophe and storm losses	$ 7,134	$ 659	$ 3,773

Premium income increased 33.2 percent in 2001, 6.0 percent in 2000 and 13.2 percent in 1999. The large increase for 2001 reflects the addition of a new marine syndicate account and several new contracts, growth in the exposure base of existing contracts, modest rate increases and approximately $2,001,000 of reinstatement premiums associated with the World Trade Center catastrophe. Industry premium rates, which started to rebound in 2000, continued to show accelerating growth during 2001. Aggressive rate increases were placed on all classes of assumed reinsurance business during the January 2002 renewal season, which is when the majority of the reinsurance subsidiary's contracts renew. These rate increases are in line with the movement of the reinsurance industry as a whole towards more adequate rate levels, particularly in light of the World Trade Center terrorist attack. The increase for 2000 was produced by growth in the exposure base on existing contracts and the addition of several new contracts. Premium rate increases had a very minor impact on premium growth in 2000, as renewal rates were flat during the January 2000 renewal season. It should be noted that the production increases reported for 2000 and 1999 were distorted by the delayed reporting of several foreign reinsurance contracts that were written in 1998 but were included in 1999 results.

Losses and settlement expenses increased 33.9 percent in 2001, 9.9 percent in 2000 and 24.6 percent in 1999. The increase in 2001 is primarily attributed to a substantial increase in catastrophe and storm losses and an unusually large amount of adverse development on prior years' reserves. Catastrophe and storm losses for 2001 included two large Midwest wind and hail storms, flood losses from tropical storm Allison and losses from the terrorist attack on the World Trade Center. The losses associated with these four events were capped at $1,500,000 each under the terms of the quota share agreement with Employers Mutual. The adverse development reported for 2001 is primarily associated with construction defect claims arising from a reinsurance pool that the reinsurance subsidiary participates in. The results for 2001 also include $1,328,000 of surety bond losses stemming from the Enron collapse. Results for 2000 benefited from a significant decline in catastrophe and storm losses; however, this benefit was partially offset by adverse development on prior years' reserves, including those established for 1999 European storms, increased loss severity on several aggregate treaties and property contracts, and increased loss frequency in the workers' compensation line of business. Results for 1999 reflect a large decline in the amount of favorable development experienced on prior years' reserves, heavy storm losses in Europe and large losses on several property per-risk, property pro-rata and aggregate excess of loss contracts.

Acquisition and other expenses increased 34.6 percent in 2001, 1.5 percent in 2000 and 11.2 percent in 1999. These increases are primarily related to the production increases noted above. The reinstatement premiums recognized during 2001 resulted in the recognition of approximately $100,000 of commission expense and $90,000 of override commission expense. Commission rates on reinstatement premiums are much lower than the rates imposed on the base premium. The relatively small increase for 2000 is attributed to two transactions that produced a $824,000 decline in contingent commission expense. The first transaction was the receipt of $420,000 of profit share commission income associated with the outside reinsurance protection that the reinsurance subsidiary pays for to protect Employers Mutual from catastrophic losses on its assumed book of business. The second transaction was a $404,000 decline in contingent commission expense that was recognized by a reinsurance pool that the reinsurance subsidiary participates in.

Underwriting results have declined steadily over the last three years due to inadequate premium rates, higher levels of catastrophe and storm losses, adverse development on prior years' reserves and increased loss severity. Industry premium rate levels bottomed out in 1999 and have slowly improved over the last two years. The September 11 terrorist attack on the World Trade Center has accelerated the pace of premium rate increases across the industry and the reinsurance subsidiary was able to implement aggressive rate increases on all classes of assumed reinsurance business during the January 2002 renewal season. These rate increases, coupled with increased retentions and coverage exclusions (primarily exclusions for terrorism losses), are expected to push reinsurance rates to an adequate level by the end of 2002. Underwriting results should benefit from this improved rate adequacy, but it is unknown whether the trend of increased loss frequency and severity will continue.

Parent Company

The parent company reported operating losses before income taxes of $244,000, $56,000, and $27,000 in 2001, 2000 and 1999, respectively. These declining operating results are primarily attributed to a reduction in investment income associated with a decline in the average invested asset balance.

LOSS AND SETTLEMENT EXPENSE RESERVES

Loss and settlement expense reserves are the Company's largest liability. Management continually reviews these reserves using a variety of statistical and actuarial techniques to analyze claim costs, frequency and severity data, and social and economic factors. Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss and the settlement of the loss. During the loss settlement period, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability on a claim. Such changes in estimates are reflected in operating results in the year the changes are recorded.

The Company's financial results have not been materially affected by losses associated with asbestos and environmental exposures. Total reserves for asbestos and environmental related claims amounted to $2,566,000 at December 31, 2001. Approximately $1,392,000 of these reserves are attributed to the reinsurance business assumed by the Company's reinsurance subsidiary with the remaining $1,174,000 attributed to the direct insurance business written by the parties to the pooling agreement.

LIQUIDITY AND INVESTMENTS

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to meet claims and expenses. The remainder of the investment portfolio, excluding investments in equity securities, is invested in securities with maturities that approximate the anticipated liabilities of the insurance issued.

The Company considers itself to be a long-term investor and generally purchases fixed maturity investments with the intent to hold them to maturity. Despite this intent, the Company has historically classified a portion of its fixed maturity investments as available-for-sale securities to provide flexibility in the management of the portfolio. Since the third quarter of 1999, all newly acquired fixed maturity investments have been classified as available-for-sale securities to provide increased management flexibility. The Company had an unrealized holding gain on fixed maturity securities available-for-sale of $4,494,000 at December 31, 2001 compared to an unrealized holding gain of $3,107,000 at December 31, 2000 and an unrealized holding loss of $7,539,000 at December 31, 1999. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in investment policy as changing conditions warrant. At December 31, 1999 the Company established a valuation allowance of $1,233,000 for the deferred tax asset associated with the unrealized holding losses on the Company's available-for-sale securities. This valuation allowance was established due to uncertainties concerning the future realization of the tax benefit. During 2000, the valuation allowance was eliminated as the Company had a net unrealized holding gain on its available-for-sale securities.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds will be reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities.

During 1999 and 2000 the Company sold approximately $55,000,000 and $14,000,000, respectively, of investments in tax-exempt fixed maturity securities and reinvested the proceeds in taxable fixed maturity securities. This change in asset allocation is not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated.

The major ongoing sources of the Company's liquidity are insurance premium income, investment income and cash provided from maturing or liquidated investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt and investment purchases.

The Company generated positive cash flows from operations of $47,087,000 in 2001, $21,519,000 in 2000 and $22,457,000 in 1999. The amount for 2001 includes $11,880,803 received from Employers Mutual in connection with a change in the recording of written premiums and commissions on policies billed on an installment basis.

During the second quarter of 1999 the Company completed a $3,000,000 stock repurchase plan that was approved by its Board of Directors on November 20, 1998. A total of 254,950 shares of common stock were repurchased under this plan at an average cost of $11.76 per share.

Employers Mutual continued to reinvest 100 percent of its dividends in additional shares of the Company's common stock during 2001. Prior to the second quarter of 1999, Employers Mutual was reinvesting 50 percent of its dividends in additional shares of the Company's common stock. Employers Mutual has advised the Company that it intends to reinvest 25 percent of its dividends in additional shares of the Company's common stock during 2002. As a result of this dividend reinvestment activity, the Company expects to become an 80 percent owned subsidiary of Employers Mutual during 2002. At that time the Company will begin filing a consolidated tax return with Employers Mutual and its subsidiaries.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment income and total investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results and the Company's resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by investment committees of the respective boards of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate and equity price risk, and to a lesser extent credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates and the affect on future earnings from short-term investments and maturing long-term investments, given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2001 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolios of approximately $27,960,000 or 5.4 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2001 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $1,098,000, based on current maturity and prepayment patterns and assuming that all securities with applicable call provisions would be redeemed and that the proceeds would be reinvested at the lower rate. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the fixed maturity portfolio at December 31, 2001 was 5.15 years.

The valuation of the Company's marketable equity portfolios is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities over longer time frames have been consistently higher. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2001 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $2,805,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2001, the portfolio of long-term fixed maturity securities consists of 8.3 percent U.S. Treasury, 7.3 percent government agency, 6.8 percent mortgage-backed, 15.7 percent municipal, and 61.9 percent corporate securities. At December 31, 2000, the portfolio of long-term fixed maturity securities consisted of 12.5 percent U.S. Treasury, 12.2 percent government agency, 12.3 percent mortgage-backed, 19.1 percent municipal, and 43.9 percent corporate securities. The Company has one bond series (Southern California Edison) that has gone into default. The bond's market value has since recovered, and it is currently being carried at its book and market value of $1,400,000.

Prepayment risk refers to the changes in prepayment patterns that can either shorten or lengthen the expected timing of the principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. The prepayment risk analysis is monitored regularly through the analysis of interest rate simulations. At December 31, 2001, the effective duration of the mortgage-backed securities is 2.62 years with an average life and current yield of 4.6 years and 7.3 percent, respectively. At December 31, 2000, the effective duration of the mortgage-backed securities was 3.9 years with an average life and current yield of 5.4 years and 7.4 percent, respectively.

CAPITAL RESOURCES

Insurance company operations require capital to support premium writings. The Company believes that its insurance company subsidiaries have sufficient capital to support their expected premium writings in 2002 after the issuance of the $25,000,000 of surplus notes in December 2001.

As previously noted, all payments of interest and principal on the surplus notes must be approved in advance by the insurance commissioner of the state of domicile of the respective insurance company. Interest payments are due January 1 of each year and, like the principal amount of the notes, can only be paid out of surplus earnings of the respective companies.

The National Association of Insurance Commissioners (NAIC) maintains certain risk-based capital standards for property and casualty insurance companies. Risk-based capital requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2001, each of the Company's insurance subsidiaries has a ratio of total adjusted capital to risk-based capital well in excess of the minimum level required.

A major source of cash flows for the Company is dividend payments from its insurance subsidiaries. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The Company received $5,525,000, $6,375,000 and $6,800,000 of dividends from its insurance subsidiaries and paid cash dividends to its stockholders totaling $6,787,000, $6,771,000 and $6,793,000 in 2001, 2000 and 1999, respectively.

As of December 31, 2001, the Company had no material commitments for capital expenditures.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB statement No. 133." SFAS No. 138 addresses a limited number of Statement No. 133 implementation issues, and was effective for fiscal years beginning after June 15, 2000. Currently, the Company's investment strategy does not include investments in derivative instruments or hedging activities. Therefore, adoption of this statement did not have any effect on the operating results of the Company.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 addresses accounting for intangible assets, eliminates the amortization of goodwill and provides specific steps for testing the impairment of goodwill. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Other than the requirement to eliminate the future amortization of the Company's carried goodwill, which has amounted to $135,000 per year, adoption of these statements is not expected to have an impact on the operating results of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this statement will not have any effect on the operating results of the Company.

DEVELOPMENTS IN INSURANCE REGULATION

In 1998, in a move to provide a consistent and comprehensive basis of statutory accounting for all insurance companies, the NAIC adopted a comprehensive Codification of Statutory Accounting Principles (Codification). Codification became effective in most states, including the states of domicile of the Company's insurance subsidiaries, on January 1, 2001, and replaced the then current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. The adoption of Codification resulted in changes to the accounting practices that the Company's insurance subsidiaries were using to prepare their statutory financial statements. One of the more significant changes was the recording of deferred income taxes. As a result of the adoption of Codification, the statutory surplus of the Company's insurance subsidiaries increased by approximately $9,110,000 on January 1, 2001.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current expectations and actual results of the Company may differ materially from such expectations. The risks and uncertainties that may affect the actual results of the Company include but are not limited to the following: catastrophic events and the occurrence of significant severe weather conditions; state and federal legislation and regulations; changes in the demand for, pricing of, or supply of insurance or reinsurance; changes in interest rates and the performance of financial markets; the adequacy of loss and settlement expense reserves, including asbestos and environmental claims; terrorist activities and federal solutions to make available insurance coverage for acts of terrorism; timely collection of amounts due under ceded reinsurance contracts; rating agency actions; and other risks and uncertainties inherent in the Company's business.

Management's Responsibility for Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying financial statements, as well as other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's estimates and judgments where necessary.

The Company's financial statements have been audited by Ernst & Young LLP, independent certified public accountants. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their report appears elsewhere in this annual report.

Management of the Company has established and continues to maintain a system of internal controls that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal controls provides for appropriate division of responsibility. Certain aspects of these systems and controls are tested periodically by the Company's internal auditors. Management considers the recommendations of its internal auditors and the independent auditors concerning the Company's internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2001, the Company's system of internal controls was adequate to accomplish the above objectives.

The Audit Committee of the Board of Directors, composed solely of outside directors, met during the year with management and the independent auditors to review and discuss audit findings and other financial and accounting matters. The independent auditors and the internal auditors have free access to the Audit Committee, with and without management present, to discuss the results of their audit work.

Bruce G. Kelley President and Chief Executive Officer	Mark E. Reese Vice President and Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheet of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2000 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2000, were audited by other auditors whose report dated February 27, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2001 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2002
Des Moines, Iowa

Report of KPMG LLP, Independent Auditors

The Board of Directors and Stockholders
EMC Insurance Group Inc.:

We have audited the accompanying consolidated balance sheet of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in The United States of America.

KPMG LLP

Des Moines, Iowa
February 27, 2001

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Investments (notes 1 and 9):		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $35,502,755 and $70,975,728)	**$ 33,572,602**	$ 70,202,394
Securities available-for-sale, at fair value (amortized cost $384,410,393 and $279,770,031)	**390,214,177**	284,400,891
Equity securities available-for-sale, at fair value (cost $28,686,321 and $28,742,915)	**33,322,767**	34,720,458
Short-term investments, at cost	**17,724,458**	23,388,027
Fixed maturity securities on loan:		
Securities held-to-maturity, at amortized cost (fair value $35,962,133 and $48,599,702)	**32,505,305**	45,509,199
Securities available-for-sale, at fair value (amortized cost $27,325,968 and $9,679,449)	**28,436,008**	9,755,774
Total investments	**535,775,317**	467,976,743
Cash	**558,073**	490,226
Indebtedness of related party (note 2)	**-**	3,799,671
Accrued investment income	**8,659,008**	7,345,363
Accounts receivable (net of allowance for uncollectible accounts of $573,502 and $633,000)	**1,081,024**	274,014
Income taxes recoverable	**100,614**	735,911
Reinsurance receivables (note 3)	**14,501,336**	11,925,355
Deferred policy acquisition costs (note 12)	**21,363,528**	15,636,753
Deferred income taxes (note 10)	**18,328,807**	15,445,251
Intangible assets, including goodwill, at cost less accumulated amortization of $2,616,234 and $2,481,721	**941,586**	1,076,099
Prepaid reinsurance premiums (note 3)	**2,275,231**	1,945,099
Securities lending collateral (note 1)	**66,809,518**	60,254,637
Other assets	**1,170,655**	770,552
Total assets	**$671,564,697**	$587,675,674
LIABILITIES		
Losses and settlement expenses (notes 2, 4 and 5)	**$314,518,588**	$286,489,028
Unearned premiums (notes 2 and 12)	**99,382,176**	73,678,414
Other policyholders' funds	**472,952**	728,653
Surplus notes payable (note 11)	**25,000,000**	-
Indebtedness to related party (note 2)	**2,684,418**	-
Postretirement benefits (note 13)	**6,967,484**	6,848,512
Deferred income	**-**	78,212
Securities lending obligation (note 1)	**66,809,518**	60,254,637
Other liabilities	**15,271,938**	11,204,902
Total liabilities	**531,107,074**	439,282,358
STOCKHOLDERS' EQUITY (notes 6, 7 and 14)		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,329,987 shares in 2001 and 11,294,220 shares in 2000	**11,329,987**	11,294,220
Additional paid-in capital	**66,013,203**	65,546,963
Accumulated other comprehensive income	**7,507,672**	7,051,920
Retained earnings	**55,606,761**	64,500,213
Total stockholders' equity	**140,457,623**	148,393,316
Contingent liabilities (notes 3 and 16)		
Total liabilities and stockholders' equity	**$671,564,697**	$587,675,674

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2001	2000	1999
REVENUES:			
Premiums earned (notes 2 and 3)	**$265,279,858**	$231,458,442	$211,098,141
Investment income, net (note 9)	**30,969,630**	29,006,316	25,760,561
Realized investment gains (note 9)	**800,582**	1,557,870	276,673
Other income	**774,169**	1,473,113	2,194,162
	297,824,239	263,495,741	239,329,537
LOSSES AND EXPENSES (note 2):			
Losses and settlement expenses (notes 3, 4 and 5)	**221,918,750**	189,521,674	176,876,248
Dividends to policyholders	**1,823,970**	1,632,961	1,237,368
Amortization of deferred policy acquisition costs	**55,687,015**	51,288,479	48,056,918
Other underwriting expenses	**22,739,913**	18,479,492	17,465,822
Other expenses	**1,196,470**	1,508,523	1,684,455
	303,366,118	262,431,129	245,320,811
(Loss) income before income tax benefit	**(5,541,879)**	1,064,612	(5,991,274)
INCOME TAX BENEFIT (note 10):			
Current	**(142,405)**	(307,677)	(1,599,826)
Deferred	**(3,293,342)**	(956,742)	(3,587,463)
	(3,435,747)	(1,264,419)	(5,187,289)
Net (loss) income	**$ (2,106,132)**	$ 2,329,031	$ (803,985)
Net (loss) income per common share - basic and diluted	**$ (.19)**	$ .21	$ (.07)
Average number of shares outstanding - basic and diluted	**11,312,063**	11,284,885	11,330,705

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2001	2000	1999
Net (loss) income	**$ (2,106,132)**	$ 2,329,031	$ (803,985)
OTHER COMPREHENSIVE INCOME (note 9):			
Unrealized holding gains (losses) arising during the period, before deferred income tax expense (benefit)	**1,645,082**	15,872,363	(15,597,992)
Deferred income tax expense (benefit)	**682,629**	4,164,014	(4,070,728)
	962,453	11,708,349	(11,527,264)
Reclassification adjustment for gains included in net (loss) income, before income tax expense	**(779,540)**	(1,562,372)	(268,742)
Income tax expense	**272,839**	531,206	91,372
	(506,701)	(1,031,166)	(177,370)
Other comprehensive income (loss)	**455,752**	10,677,183	(11,704,634)
Total comprehensive (loss) income	**$ (1,650,380)**	$ 13,006,214	$(12,508,619)

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2001	2000	1999
COMMON STOCK:			
Beginning of year	**$ 11,294,220**	$ 11,265,232	$ 11,496,389
Issuance of common stock through stock option plans	**35,767**	28,988	23,793
Repurchase of common stock (note 14)	**-**	-	(254,950)
End of year	**11,329,987**	11,294,220	11,265,232
ADDITIONAL PAID-IN CAPITAL:			
Beginning of year	**65,546,963**	65,333,686	67,822,412
Issuance of common stock through stock option plans	**466,240**	213,277	255,001
Repurchase of common stock	**-**	-	(2,743,727)
End of year	**66,013,203**	65,546,963	65,333,686
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Beginning of year	**7,051,920**	(3,625,263)	8,079,371
Change in other comprehensive income	**455,752**	10,677,183	(11,704,634)
End of year	**7,507,672**	7,051,920	(3,625,263)
RETAINED EARNINGS:			
Beginning of year	**64,500,213**	68,942,622	76,539,668
Net (loss) income	**(2,106,132)**	2,329,031	(803,985)
Cash dividends on common stock ($.60 per share in 2001, 2000 and 1999)	**(6,787,320)**	(6,771,440)	(6,793,061)
End of year	**55,606,761**	64,500,213	68,942,622
Total stockholders' equity	**$140,457,623**	$148,393,316	$141,916,277

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	**$(2,106,132)**	$ 2,329,031	$ (803,985)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Losses and settlement expenses	**28,029,560**	19,975,004	20,903,701
Unearned premiums	**13,822,959**	8,687,285	3,527,078
Other policyholders' funds	**(255,701)**	(364,601)	(858,429)
Deferred policy acquisition costs	**(5,726,775)**	(2,017,561)	(1,263,710)
Indebtedness of related party	**6,484,089**	(7,686,230)	(1,976,126)
Accrued investment income	**(1,313,645)**	(458,424)	(1,021,632)
Accrued income taxes:			
Current	**635,297**	801,089	1,687,000
Deferred	**(3,293,342)**	(956,742)	(3,587,463)
Realized investment gains	**(800,582)**	(1,557,870)	(276,673)
Postretirement benefits	**118,972**	80,293	750,654
Reinsurance receivables	**(2,575,981)**	(795,990)	5,498,426
Prepaid reinsurance premiums	**(330,132)**	(664,535)	(78,827)
Amortization of deferred income	**(78,212)**	(80,619)	(119,023)
Accounts receivable	**(807,010)**	3,019,523	(514,496)
Other, net	**3,403,024**	1,209,447	590,972
	37,312,521	19,190,069	23,261,452
Cash provided by the property and casualty insurance subsidiaries' change in recording of full-term premium amount on policies billed on an installment basis (note 12)	**11,880,803**	-	-
Net cash provided by operating activities	**$47,087,192**	$21,519,100	$22,457,467

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2001	2000	1999
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of fixed maturity securities held-to-maturity	**$ -**	$ -	$(13,459,272)
Maturities of fixed maturity securities held-to-maturity	**49,692,313**	11,529,551	51,260,724
Purchases of fixed maturity securities available-for-sale	**(166,403,259)**	(52,060,772)	(135,872,298)
Disposals of fixed maturity securities available-for-sale	**44,693,688**	27,499,407	81,893,552
Purchases of equity securities available-for-sale	**(26,769,001)**	(23,203,788)	(24,924,562)
Disposals of equity securities available-for-sale	**27,388,659**	23,451,046	25,037,159
Net sales (purchases) of short-term investments	**5,663,568**	(3,223,821)	2,495,796
Net cash used in investing activities	**(65,734,032)**	(16,008,377)	(13,568,901)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock	**502,007**	242,265	278,794
Dividends paid to stockholders	**(6,787,320)**	(6,771,440)	(6,793,061)
Issuance of surplus notes (note 11)	**25,000,000**	-	-
Repurchase of common stock (note 14)	**-**	-	(2,998,677)
Net cash provided (used) in financing activities	**18,714,687**	(6,529,175)	(9,512,944)
Net increase (decrease) in cash	**67,847**	(1,018,452)	(624,378)
Cash at beginning of year	**490,226**	1,508,678	2,133,056
Cash at end of year	**$ 558,073**	$ 490,226	$ 1,508,678
Income taxes recovered	**$ 778,316**	$ 1,108,766	$ 3,294,499
Interest (received) paid	**$ (79,232)**	$ (23,722)	$ 89,032

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 79.5 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with the focus on medium-sized commercial accounts. About one-half of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, Farm and City Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of reinsurance protection provided.

Certain costs of acquiring new business, principally commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred. Such deferred costs are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and loss settlement expenses and prepaid reinsurance are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

The liabilities for losses and settlement expenses are considered adequate to cover the ultimate net cost of losses and claims incurred to date. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Short-term investments represent money market funds and are carried at cost.

The Company's carrying value for investments is reduced to its estimated realizable value if a decline in the fair value is deemed other than temporary. Such reductions in carrying value are recognized as realized losses and are charged to income. Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized gains and losses on disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2001 and 2000 are securities on deposit with various regulatory authorities as required by law amounting to $12,448,310 and $12,444,903, respectively.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company receives a fee in exchange for the loan of securities and requires initial collateral equal to 102 percent of the market value of the loaned securities. The securities on loan to others have been segregated from the other invested assets on the Company's balance sheet. In addition, the assets and liabilities of the Company have been grossed up to reflect the collateral held under the securities lending program and the obligation to return this collateral upon the return of the loaned securities.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133", which deferred the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB statement No. 133". SFAS 138 addresses a limited number of Statement 133 implementation issues, and became effective for fiscal years beginning after June 15, 2000. Currently, the Company's investment strategy does not include investments in derivative instruments or hedging activities. Accordingly, adoption of these statements did not have any effect on the operating results of the Company.

Benefit Plans

The Company participates in Employers Mutual's defined benefit retirement plan covering substantially all employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after five years of service. It is Employers Mutual's policy to fund pension costs according to regulations provided under the Internal Revenue Code. Assets held in the plan are a mix of equity, debt and guaranteed interest securities and real estate funds.

The Company also participates in Employers Mutual's postretirement benefit plans, which provide certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual or its subsidiaries. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains two Voluntary Employee Beneficiary Association (VEBA) trusts which accumulate funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trusts are used to fund the accumulated postretirement benefit obligation as well as pay current year benefits. Assets held in the VEBA trusts are primarily invested in life insurance products purchased from Employers Modern Life Company, a subsidiary of Employers Mutual.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities. The Company expects to become an 80 percent owned subsidiary of Employers Mutual during 2002. At that time the Company will begin filing a consolidated tax return with Employers Mutual and its subsidiaries.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

Net (Loss) Income Per Share - Basic and Diluted

The Company's basic and diluted net (loss) income per share are computed by dividing net (loss) income by the weighted average number of common shares outstanding during each year. The Company had no potential common shares outstanding during 2001, 2000 and 1999 that would have been dilutive to net (loss) income per share.

Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets of acquired subsidiaries, is being amortized on a straight-line basis over 25 years. The Company reviews the recoverability of the unamortized balance of goodwill on a periodic basis using projected cash flows. The recoverability of goodwill would be impacted if projected future operating cash flows are not achieved.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 addresses accounting for intangible assets, eliminates the amortization of goodwill and provides specific steps for testing the impairment of goodwill. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Other than the requirement to eliminate the future amortization of the Company's carried goodwill, which has amounted to $134,513 per year, adoption of these statements is not expected to have an impact on the operating results of the Company.

Reclassifications

Certain amounts previously reported in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company's property and casualty insurance subsidiaries is 23.5 percent. Operations of the pool give rise to intercompany balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool. The pooling agreement is continuous, but may be amended or terminated at the end of any calendar year as to any one or more parties.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual's direct insurance business, nor any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to intercompany balances with Employers Mutual, which are settled on a quarterly basis.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $66,287,442, $47,530,111 and $43,546,796 in 2001, 2000 and 1999, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $15,892,684, $10,795,106 and $10,156,159 in 2001, 2000 and 1999, respectively.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. Effective January 1, 2000, the override commission rate was reduced to 4.50 percent of written premiums from 5.25 percent of written premiums because of good loss experience. Total override commission paid to Employers Mutual amounted to $2,982,935, $2,138,855 and $2,286,207 in 2001, 2000 and 1999, respectively. Employers Mutual retained losses and settlement expenses under this agreement totaling $14,442,561 in 2001, $373,847 in 2000 and $(6,484) in 1999. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $2,495,794, $2,122,248 and $1,660,950 in 2001, 2000 and 1999, respectively.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries. Such services include data processing, claims, financial, actuarial, auditing, marketing and underwriting. Costs of these services are allocated to the subsidiaries outside the pooling agreement based upon a number of criteria, including usage and number of transactions. Costs not allocated to these subsidiaries are charged to the pool and each pool participant shares in the total cost in accordance with its participation percentage.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2001, reinsurance ceded to two nonaffiliated reinsurers aggregated $6,744,237, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' pool participation percentage of amounts ceded by Employers Mutual to these organizations in connection with its role as "service carrier". Under these arrangements, Employers Mutual writes business for these organizations on a direct basis and then cedes 100 percent of this business to these organizations. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2001 is presented below.

	Year ended December 31,		
	2001	2000	1999
Premiums written			
Direct	**$272,027,823**	$249,896,499	$228,588,440
Assumed from nonaffiliates	**1,898,509**	1,220,442	781,225
Assumed from affiliates (note 12)	**299,990,245**	244,762,032	221,051,986
Ceded to nonaffiliates	**(11,189,227)**	(8,347,822)	(7,270,696)
Ceded to affiliates	**(272,027,823)**	(249,896,499)	(228,588,440)
Net premiums written	**$290,699,527**	$237,634,652	$214,562,515
Premiums earned			
Direct	**$255,764,274**	$245,078,165	$223,593,165
Assumed from nonaffiliates	**1,786,132**	1,194,835	873,710
Assumed from affiliates	**274,352,821**	237,946,894	217,416,300
Ceded to nonaffiliates	**(10,859,095)**	(7,683,287)	(7,191,869)
Ceded to affiliates	**(255,764,274)**	(245,078,165)	(223,593,165)
Net premiums earned	**$265,279,858**	$231,458,442	$211,098,141
Losses and settlement expenses incurred			
Direct	**$221,314,633**	$208,604,970	$183,031,797
Assumed from nonaffiliates	**1,336,824**	400,360	429,244
Assumed from affiliates	**227,650,959**	194,017,734	182,375,574
Ceded to nonaffiliates	**(7,069,033)**	(4,896,420)	(5,928,570)
Ceded to affiliates	**(221,314,633)**	(208,604,970)	(183,031,797)
Net losses and settlement expenses incurred	**$221,918,750**	$189,521,674	$176,876,248

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2001	2000	1999
Gross reserves at beginning of year	**$286,489,028**	$266,514,024	$245,610,323
Ceded reserves at beginning of year	**(11,224,797)**	(10,260,815)	(15,563,600)
Net reserves at beginning of year	**275,264,231**	256,253,209	230,046,723
Incurred losses and settlement expenses:			
Provision for insured events of the current year	**216,752,003**	191,425,036	182,609,687
Increase (decrease) in provision for insured events of prior years	**5,166,747**	(1,903,362)	(5,733,439)
Total incurred losses and settlement expenses	**221,918,750**	189,521,674	176,876,248
Payments:			
Losses and settlement expenses attributable to insured events of the current year	**94,983,112**	82,912,082	72,970,531
Losses and settlement expenses attributable to insured events of prior years	**99,529,878**	87,598,570	77,699,231
Total payments	**194,512,990**	170,510,652	150,669,762
Net reserves at end of year	**302,669,991**	275,264,231	256,253,209
Ceded reserves at end of year	**11,848,597**	11,224,797	10,260,815
Gross reserves at end of year	**$314,518,588**	$286,489,028	$266,514,024

Underwriting results of the Company are significantly influenced by estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. The Company experienced a significant amount of adverse development on prior years' reserves in 2001, which contributed to the large increase in losses and settlement expenses. The adverse development in the property and casualty insurance segment is attributed to the revaluation of individual claim liabilities in select lines of business, a revaluation of formula based settlement expense reserves and an increase in paid settlement expenses. The adverse development in the reinsurance segment is attributed to construction defect claims arising from a reinsurance pool that the reinsurance subsidiary participates in. The Company has historically experienced favorable development in its reserves and its reserving practices have not changed; however, the amount of development experienced will fluctuate from year to year as individual claims are settled and new information becomes available on open claims.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. Reserves for asbestos and environmental related claims totaled $2,565,515 and $2,829,252 at December 31, 2001 and 2000, respectively.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after the policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, the social and political conditions, and the claim history and trends within the Company and the industry.

6. RETAINED EARNINGS

Retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period by Iowa corporations without prior approval of the insurance regulatory authorities is restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis. North Dakota imposes similar restrictions on the payment of dividends and distributions. At December 31, 2001, $12,647,639 was available for distribution to the Company in 2002 without prior approval.

The National Association of Insurance Commissioners (NAIC) utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2001, each of the Company's insurance subsidiaries' ratio of total adjusted capital to risk-based capital is well in excess of the minimum level required.

7. RECONCILIATION OF STATUTORY NET INCOME AND SURPLUS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the NAIC. Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile.

The Company's insurance subsidiaries had no permitted accounting practices during 2001, 2000 and 1999. A reconciliation of net income and surplus from that reported on a statutory basis to that reported in the accompanying consolidated statements on a GAAP basis is as follows:

	Year ended December 31,		
	2001	2000	1999
Net loss from insurance subsidiaries, statutory basis	**$ (8,289,542)**	$ (1,599,085)	$ (5,439,665)
Change in deferred policy acquisition costs (note 12)	**5,726,775**	2,017,561	1,263,710
Change in other policyholders' funds	**255,701**	364,601	858,429
Pension benefit cost	**(338,933)**	(691,007)	(516,880)
Postretirement benefit cost	**(471,088)**	(409,101)	(583,380)
Deferred income tax benefit	**3,186,926**	946,154	3,585,061
Prior years' income tax expense and related interest	**-**	48,111	(96,134)
Amortization of reserve discount on commutation of reinsurance contract	**78,212**	80,619	119,023
Change in recording of full-term premium amount on policies billed on an installment basis (note 12)	**(2,003,620)**	-	-
Change in estimate of audit-based premium income, net of expenses	**-**	1,516,550	-
Other, net	**(116,465)**	105,623	32,487
Net (loss) income from insurance subsidiaries, GAAP basis	**(1,972,034)**	2,380,026	(777,349)
Net loss from Parent Company	**(134,098)**	(50,995)	(26,636)
Net (loss) income, GAAP basis	**$ (2,106,132)**	$ 2,329,031	$ (803,985)

	Year Ended December 31,		
	2001	2000	1999
Surplus from insurance subsidiaries, statutory basis	$128,735,605	$110,371,864	$116,151,399
Deferred policy acquisition costs	21,363,528	15,636,753	13,619,192
Other policyholders' funds payable	(472,952)	(728,653)	(1,093,254)
Pension benefit cost	151,230	490,163	1,012,770
Postretirement benefit cost	(4,293,301)	(3,822,213)	(3,351,848)
Deferred income tax asset	8,884,702	15,438,611	18,115,065
Goodwill	941,586	1,076,099	1,210,612
Reserve discount on commutation of reinsurance contract in excess of statutory recognition	-	(78,212)	(158,831)
Unrealized holding gains (losses) on available-for-sale securities	6,871,349	4,681,459	(7,495,349)
Change in estimate of audit-based premium income, net of expenses	-	1,516,550	-
Surplus notes payable (note 11)	(25,000,000)	-	-
Other, net	557,184	214,797	157,632
Equity from insurance subsidiaries, GAAP basis	137,738,931	144,797,218	138,167,388
Equity from Parent Company	2,718,692	3,596,098	3,748,889
Stockholders' equity, GAAP basis	$140,457,623	$148,393,316	$141,916,277

In 1998, the NAIC adopted a comprehensive Codification of Statutory Accounting Principles (Codification) to replace the Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. Codification is intended to provide a consistent and comprehensive basis of statutory accounting for all insurance companies and became effective in most states, including the states of domicile of the Company's insurance subsidiaries, on January 1, 2001. The adoption of Codification resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory financial statements. One of the more significant changes was the recording of deferred income taxes. As a result of the adoption of Codification, the statutory surplus of the Company's insurance subsidiaries increased by approximately $9,110,000 on January 1, 2001.

Operating results for 2000 include earnings of $1,516,550 associated with a change in the estimate of additional/return premium income expected on policies, primarily workers' compensation, subject to audit in the property and casualty insurance segment. This change in estimate was prompted by additional research that was conducted in connection with a required change in the tax accounting method used for recognizing audit-based premiums.

8. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2001	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$203,392,845	$ 61,887,013	$ -	$265,279,858
Underwriting loss	(26,828,133)	(10,061,657)	-	(36,889,790)
Net investment income	22,457,799	8,317,505	194,326	30,969,630
Realized gains	681,349	119,233	-	800,582
Other income	695,957	78,212	-	774,169
Other expenses	(757,783)	-	(438,687)	(1,196,470)
Loss before income tax benefit	$ (3,750,811)	$ (1,546,707)	$ (244,361)	$ (5,541,879)
Assets	$514,376,179	$157,360,388	$140,659,584	$812,396,151
Eliminations	-	-	(140,831,454)	(140,831,454)
Net assets	$514,376,179	$157,360,388	$ (171,870)	$671,564,697

Year ended December 31, 2000	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$184,985,620	$ 46,472,822	$ -	$231,458,442
Underwriting loss	(22,280,746)	(7,183,418)	-	(29,464,164)
Net investment income	20,787,679	7,873,040	345,597	29,006,316
Realized gains	1,242,233	315,101	536	1,557,870
Other income	1,392,494	80,619	-	1,473,113
Other expenses	(1,106,996)	-	(401,527)	(1,508,523)
Income (loss) before income tax (benefit) expense	$ 34,664	$ 1,085,342	$ (55,394)	$ 1,064,612
Assets	$442,300,700	$142,109,821	$148,566,455	$732,976,976
Eliminations	-	-	(145,301,302)	(145,301,302)
Net assets	$442,300,700	$142,109,821	$ 3,265,153	$587,675,674

Year ended December 31, 1999	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$167,265,093	$ 43,833,048	$ -	$211,098,141
Underwriting loss	(26,526,524)	(6,011,691)	-	(32,538,215)
Net investment income	18,282,642	7,113,877	364,042	25,760,561
Realized (losses) gains	(4,127)	280,800	-	276,673
Other income	2,075,087	119,023	52	2,194,162
Other expenses	(1,293,561)	-	(390,894)	(1,684,455)
(Loss) income before income tax benefit	$ (7,466,483)	$ 1,502,009	$ (26,800)	$ (5,991,274)

9. INVESTMENTS

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2001 and 2000 are as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2001				
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 57,443,480	$ 4,938,670	$ -	$ 62,382,150
Mortgage-backed securities	8,634,427	448,311	-	9,082,738
Total securities held-to-maturity	$ 66,077,907	$ 5,386,981	$ -	$ 71,464,888
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 53,080,155	$ 171,555	$ (80,651)	$ 53,171,059
Obligations of states and political subdivisions	77,746,658	2,528,902	(510,260)	79,765,300
Mortgage-backed securities	24,993,733	1,234,960	-	26,228,693
Debt securities issued by foreign governments	6,481,973	662,892	-	7,144,865
Public utilities	59,510,559	578,124	(1,182,696)	58,905,987
Corporate securities	189,923,283	5,741,902	(2,230,904)	193,434,281
Total fixed maturity securities	411,736,361	10,918,335	(4,004,511)	418,650,185
Equity securities:				
Common stocks	27,689,811	6,190,284	(1,492,393)	32,387,702
Non-redeemable preferred stocks	996,510	6,055	(67,500)	935,065
Total equity securities	28,686,321	6,196,339	(1,559,893)	33,322,767
Total securities available-for-sale	$440,422,682	$17,114,674	$(5,564,404)	$451,972,952

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2000				
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$102,230,946	$ 4,084,693	$ (581,938)	$105,733,701
Mortgage-backed securities	13,480,647	361,082	-	13,841,729
Total securities held-to-maturity	$115,711,593	$ 4,445,775	$ (581,938)	$119,575,430
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 6,603,794	$ 212,480	$ -	$ 6,816,274
Obligations of states and political subdivisions	79,782,459	2,607,857	(251,346)	82,138,970
Mortgage-backed securities	43,416,386	1,506,514	-	44,922,900
Debt securities issued by foreign governments	6,480,421	307,986	-	6,788,407
Public utilities	16,540,299	637,606	(13,691)	17,164,214
Corporate securities	136,626,121	1,951,900	(2,252,121)	136,325,900
Total fixed maturity securities	289,449,480	7,224,343	(2,517,158)	294,156,665
Equity securities:				
Common stocks	26,748,905	8,480,378	(2,474,801)	32,754,482
Non-redeemable preferred stocks	1,994,010	38,216	(66,250)	1,965,976
Total equity securities	28,742,915	8,518,594	(2,541,051)	34,720,458
Total securities available-for-sale	$318,192,395	$15,742,937	$(5,058,209)	$328,877,123

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	39,962,077	44,168,660
Due after five years through ten years	11,489,373	12,098,320
Due after ten years	5,992,032	6,115,170
Mortgage-backed securities	8,634,425	9,082,738
Totals	$ 66,077,907	$ 71,464,888
Securities available-for-sale:		
Due in one year or less	$ 39,266,534	$ 39,333,099
Due after one year through five years	16,524,878	17,064,621
Due after five years through ten years	104,477,883	108,344,057
Due after ten years	226,473,331	227,679,715
Mortgage-backed securities	24,993,735	26,228,693
Totals	$411,736,361	$418,650,185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Realized investment gains and losses from calls and prepayments of fixed maturity securities held-to-maturity and available-for-sale and sales of fixed maturity securities and equity securities available-for-sale are presented below.

	Year ended December 31,		
	2001	2000	1999
Fixed maturity securities held-to-maturity:			
Gross realized investment gains	**$ 21,042**	$ 536	$ 7,931
Gross realized investment losses	**-**	(5,038)	-
Fixed maturity securities available-for-sale:			
Gross realized investment gains	**235,515**	1,074,068	1,593,437
Gross realized investment losses	**(19,039)**	(7,237)	(3,490)
Equity securities available-for-sale:			
Gross realized investment gains	**4,050,256**	3,911,717	2,299,740
Gross realized investment losses	**(3,487,192)**	(3,416,176)	(3,620,945)
Totals	**$ 800,582**	$1,557,870	$ 276,673

During 2000 and 1999, the Company sold approximately $14,000,000 and $55,000,000, respectively, of investments in tax-exempt fixed maturity securities available-for-sale and reinvested the proceeds into taxable fixed maturity securities available-for-sale that pay a higher interest rate. This change in asset allocation was implemented to increase the Company's after-tax rate of return on its investment portfolio. Realized investment gains from the disposal of these tax-exempt fixed maturity securities amounted to $531,352 for 2000 and $1,589,953 for 1999.

A summary of net investment income is as follows:

	Year ended December 31,		
	2001	2000	1999
Interest on fixed maturities	**$29,507,515**	$27,857,760	$24,504,253
Dividends on equity securities	**551,066**	494,941	582,496
Interest on short-term investments	**1,425,167**	1,114,717	1,387,774
Fees from securities lending	**132,905**	96,709	21,313
Total investment income	**31,616,653**	29,564,127	26,495,836
Investment expenses	**(647,023)**	(557,811)	(735,275)
Net investment income	**$30,969,630**	$29,006,316	$25,760,561

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2001	2000	1999
Fixed maturity securities	**$ 2,206,640**	$ 12,246,089	$(16,923,379)
Applicable deferred income tax expense (benefit)	**819,396**	4,163,670	(5,753,949)
Total fixed maturity securities	**1,387,244**	8,082,419	(11,169,430)
Equity securities	**(1,341,098)**	2,063,902	1,056,645
Applicable deferred income tax (benefit) expense	**(409,606)**	701,728	359,259
Total equity securities	**(931,492)**	1,362,174	697,386
Deferred income tax valuation allowance	**-**	(1,232,590)	1,232,590
Total available-for-sale securities	**$ 455,752**	$ 10,677,183	$(11,704,634)

10. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2001 and 2000 are as follows:

	Year ended December 31,	
	2001	2000
Loss reserve discounting	**$15,487,210**	$14,278,749
Unearned premium reserve limitation	**6,520,646**	4,833,178
Postretirement benefits	**2,187,059**	2,039,914
Other policyholders' funds payable	**165,533**	247,742
Net operating loss carry forward	**3,481,087**	1,060,347
Minimum tax credit	**2,158,360**	2,243,133
Other, net	**457,464**	524,725
Total deferred income tax asset	**30,457,359**	25,227,788
Deferred policy acquisition costs	**(7,477,235)**	(5,316,496)
Net unrealized holding gains	**(4,042,595)**	(3,632,808)
Other, net	**(608,722)**	(833,233)
Total deferred income tax liability	**(12,128,552)**	(9,782,537)
Net deferred income tax asset	**$18,328,807**	$15,445,251

At December 31, 2001, the Company has $9,945,962 of net operating loss carry forwards, of which $4,809,789 and $5,136,173 will expire, if unused, in years 2020 and 2021, respectively.

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax benefit for the years ended December 31, 2001, 2000 and 1999 differed from the "expected" tax (benefit) expense for those years (computed by applying the United States federal corporate tax rate of 35 percent (34 percent for 2000 and 1999) to (loss) income before income tax benefit) as follows:

	Year ended December 31,		
	2001	2000	1999
Computed "expected" tax (benefit) expense	**$(1,939,658)**	$ 361,968	$(2,037,033)
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(1,509,839)**	(1,673,566)	(2,306,517)
Change in accrual of prior year taxes	-	(470,000)	-
Change in valuation allowance	-	-	(800,000)
Proration of tax-exempt interest and dividends received deduction	**37,740**	193,123	150,159
Other, net	**(23,990)**	324,056	(193,898)
Income tax benefit	**$(3,435,747)**	$(1,264,419)	$(5,187,289)

During 1999 the valuation allowance was reduced as the result of the establishment of VEBA trusts that accelerated the postretirement benefit deductions and reduced the uncertainty of future realization of the tax benefits (see note 1).

Comprehensive income tax (benefit) expense included in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 is as follows:

	Year ended December 31,		
	2001	2000	1999
Income tax (benefit) expense on:			
Operations	**$(3,435,747)**	$(1,264,419)	$(5,187,289)
Unrealized holding gains (losses) on revaluation of securities available-for-sale	**409,790**	3,632,808	(4,162,100)
Comprehensive income tax (benefit) expense	**$(3,025,957)**	$ 2,368,389	$(9,349,389)

11. SURPLUS NOTES

On December 28, 2001, three of the Company's property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 to Employers Mutual. The surplus notes bear an annual interest rate of 5.38 percent and do not have a maturity date. Payment of interest and repayment of principal can only be repaid out of the issuing company's statutory surplus earnings and is subject to approval by the Insurance Commissioner of the issuing company's state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the issuing company. Accrued interest as of December 31, 2001 amounted to $11,055.

12. INSTALLMENT BASIS PREMIUMS

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,423, invested assets increased $11,880,803, and the Company incurred $1,706,181 of commission expense and $297,439 of premium tax expense. These expenses were offset by a $3,054,573 increase in deferred policy acquisition costs, resulting in $1,050,953 of non-recurring income that was amortized into operations on a quarterly basis.

13. EMPLOYEE RETIREMENT PLANS

The following table sets forth the funded status of the Employers Mutual defined benefit retirement plan and postretirement benefit plans as of December 31, 2001 and 2000, based upon a measurement date of November 1, 2001 and 2000, respectively:

	Defined benefit plan		Postretirement plans	
	2001	2000	**2001**	2000
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$88,601,838**	$81,538,314	**$ 34,715,000**	$ 31,460,000
Service cost	**4,885,731**	4,599,973	**2,299,000**	2,066,000
Interest cost	**6,640,491**	6,097,377	**2,644,000**	2,396,000
Actuarial loss (gain)	**5,242,814**	753,446	**8,406,000**	(157,000)
Benefits paid	**(8,069,721)**	(7,008,595)	**(1,305,000)**	(1,050,000)
Amendments	**707,097**	2,621,323	**-**	-
Projected benefit obligation at end of year	**98,008,250**	88,601,838	**46,759,000**	34,715,000
Change in plan assets:				
Fair value of plan assets at beginning of year	**95,116,686**	95,824,343	**3,353,000**	2,872,000
Actual return on plan assets	**(3,638,055)**	6,300,938	**(801,000)**	81,000
Employer contributions	**-**	-	**4,690,000**	1,450,000
Benefits paid	**(8,069,721)**	(7,008,595)	**(1,305,000)**	(1,050,000)
Fair value of plan assets at end of year	**83,408,910**	95,116,686	**5,937,000**	3,353,000
Funded status	**(14,599,340)**	6,514,848	**(40,822,000)**	(31,362,000)
Unrecognized net actuarial (gain) loss	**7,209,026**	(9,508,725)	**6,442,000**	(2,070,000)
Unrecognized prior service costs	**5,586,284**	5,660,230	**535,000**	1,107,000
Employer contributions	**-**	-	**4,090,000**	3,075,000
(Accrued) prepaid benefit cost	**$(1,804,030)**	$ 2,666,353	**$(29,755,000)**	$(29,250,000)

The components of net periodic pension cost for the Employers Mutual defined benefit retirement plan is as follows:

	Year ended December 31,		
	2001	2000	1999
Service cost	**$ 4,885,731**	$ 4,599,973	$ 4,359,955
Interest cost	**6,640,491**	6,097,377	5,426,633
Expected return on plan assets	**(7,836,882)**	(7,436,949)	(7,041,280)
Recognized net actuarial gain	**-**	(164,619)	-
Amortization of initial net asset	**-**	(755,787)	(1,049,705)
Amortization of prior service costs	**781,043**	563,914	434,928
Net periodic pension benefit cost	**$ 4,470,383**	$ 2,903,909	$ 2,130,531

The weighted average discount rate used to measure the projected benefit obligation was 7.00 percent for 2001 and 7.75 percent for 2000 and 1999. The assumed long-term rate of return on plan assets was 8.50 percent for 2001 and 2000 and 8.00 percent for 1999. The rate of increase in future compensation levels used in measuring the projected benefit obligation was 5.96 percent in 2001 and 2000 and 5.95 percent in 1999. Pension expense for the Company amounted to $1,060,259, $691,007 and $516,880 in 2001, 2000 and 1999, respectively.

The components of net periodic postretirement benefit cost for the Employers Mutual postretirement benefit plans is as follows:

	Year ended December 31,		
	2001	2000	1999
Service cost	**$ 2,299,000**	$ 2,066,000	$ 2,370,000
Interest cost	**2,644,000**	2,396,000	2,350,000
Expected return on assets	**(318,000)**	(140,000)	(38,000)
Amortization of net (gain) loss	**(1,000)**	(16,000)	191,000
Amortization of prior service costs	**571,000**	571,000	571,000
Net periodic postretirement benefit cost	**$ 5,195,000**	$ 4,877,000	$ 5,444,000

The assumed weighted average annual rate of increase in the per capita cost of covered health care benefits (i.e. the health care cost trend rate) for 2001 is 9 percent, and is assumed to decrease gradually to 5 percent in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage-point increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by $7,315,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2001 by $982,000. A one-percentage-point decrease in the assumed health care cost trend rate for each future year would decrease the accumulated postretirement benefit obligation as of December 31, 2001 by $5,840,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2001 by $765,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.00 percent for 2001 and 7.75 percent for 2000 and 1999. The Company's net periodic postretirement benefit cost for the years ended December 31, 2001, 2000 and 1999 was $1,214,255, $1,138,231 and $1,278,700, respectively.

14. STOCK PLANS

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. The Company receives the current fair value for any shares issued under the plans and all expenses (the excess of current fair value over the participant's exercise price) of the plans are borne by Employers Mutual or the company employing the individual optionees. As a result of this arrangement, the Company is not subject to the accounting requirements of Accounting Principles Board Opinion No. 25 or SFAS 123, "Accounting for Stock-Based Compensation."

Under the current terms of the pooling agreement (see note 2), the Company's property and casualty insurance subsidiaries incur 23.5 percent of the expenses recognized by the pool members relating to these plans. The Company also incurs 100 percent of any expense of these plans that is associated with optionees working for its other subsidiaries. Total expenses incurred by the Company relating tc the Employers Mutual stock plans amounted to $90,681, $26,820 and $59,379 for 2001, 2000 and 1999, respectively.

(a) Incentive Stock Option Plans

Employers Mutual maintains two separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 600,000 shares have been reserved for the 1982 Employers Mutual Casualty Company Incentive Stock Option Plan (1982 Plan) and a total of 500,000 shares of the Company's common stock were initially reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan). Effective January 30, 1998, an additional 500,000 shares were registered under the 1993 Plan.

There is a ten year time limit for granting options under the plans. Options can no longer be granted under the 1982 Plan and the time period for granting options under the 1993 Plan expires on December 31, 2002. Options granted under the plans have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments. Options have been granted to 57 individuals under the 1982 Plan and 98 individuals under the 1993 Plan. As of February 26, 2002, 19 eligible participants remained in the 1982 Plan and 71 eligible participants remained in the 1993 Plan.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") is the administrator of the plans. Option prices are determined by the Committee but can not be less than the fair value of the stock on the date of grant.

During 2001, 10,700 options were granted under the 1993 Plan to eligible participants at a price of $11.38 and 85,377 options were exercised under the plans at prices ranging from $8.75 to $18.30. A summary of Employers Mutual's incentive stock option plans is as follows:

	Year ended December 31,		
	2001	2000	1999
Options outstanding, beginning of year	**809,882**	595,255	574,391
Granted	**10,700**	265,775	71,700
Exercised	**(85,377)**	(47,748)	(43,336)
Expired	**(11,827)**	(3,400)	(7,500)
Options outstanding, end of year	**723,378**	809,882	595,255
Options exercisable, end of year	**407,108**	390,447	361,055

(b) Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock purchased, which is fully vested on the date purchased. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options.

During 2001, 120 employees participated in the plan and exercised a total of 13,734 options at prices of $12.76 and $14.25. Activity under the plan was as follows:

	Year ended December 31,		
	2001	2000	1999
Shares available for purchase, beginning of year	**327,489**	352,354	380,009
Shares purchased under plan	**(13,734)**	(24,865)	(27,655)
Shares available for purchase, end of year	**313,755**	327,489	352,354

(c) Non-Employee Director Stock Purchase Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan. All non-employee directors of Employers Mutual and its subsidiaries who are not serving on the "Disinterested Director Committee" of the Board as of the beginning of the option period are eligible for participation in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2002 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. During 2001, no directors participated in the plan. Activity under the plan was as follows:

	Year ended December 31,		
	2001	2000	1999
Shares available for purchase, beginning of year	**143,158**	152,190	162,928
Shares purchased under plan	**-**	(9,032)	(10,738)
Shares available for purchase, end of year	**143,158**	143,158	152,190

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Employers Mutual has been reinvesting 100 percent of its dividends in additional shares of common stock under this plan since the second quarter of 1999. Employers Mutual has informed the Company that it will be reducing its participation in the dividend reinvestment plan to 25 percent for 2002. Activity under the plan was as follows:

	Year ended December 31,		
	2001	2000	1999
Shares available for purchase, beginning of year	**880,679**	399,629	792,325
Additional shares registered	**-**	1,000,000	-
Shares purchased under plan	**(379,449)**	(518,950)	(392,696)
Shares available for purchase, end of year	**501,230**	880,679	399,629
Range of purchase prices	**$11.50 to $17.25**	$ 7.50 to $12.66	$ 9.47 to $12.81

Stock Repurchase Plan

During the second quarter of 1999 the Company completed a $3,000,000 common stock repurchase plan that was approved by the Company's Board of Directors on November 20, 1998. The repurchase plan authorized the Company to make repurchases in the open market or through privately negotiated transactions. The timing and terms of the purchases were determined by management based on market conditions and were conducted in accordance with the applicable rules of the Securities and Exchange Commission. During 1999, 254,950 shares of common stock were repurchased under this plan at an average cost of $11.76 per share.

15. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, indebtedness of/to related party, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

The estimated fair value of the Company's investments are summarized as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services (see note 9).

	Carrying amount	Estimated fair value
December 31, 2001		
Fixed maturity securities:		
Held-to-maturity	**$ 33,572,602**	**$ 35,502,755**
Available-for-sale	**390,214,177**	**390,214,177**
Equity securities available-for-sale	**33,322,767**	**33,322,767**
Short-term investments	**17,724,458**	**17,724,458**
Fixed maturity securities on loan:		
Held-to-maturity	**32,505,305**	**35,962,133**
Available-for-sale	**28,436,008**	**28,436,008**
December 31, 2000		
Fixed maturity securities:		
Held-to-maturity	$ 70,202,394	$ 70,975,728
Available-for-sale	284,400,891	284,400,891
Equity securities available-for-sale	34,720,458	34,720,458
Short-term investments	23,388,027	23,388,027
Fixed maturity securities on loan:		
Held-to-maturity	45,509,199	48,599,702
Available-for-sale	9,755,774	9,755,774

The estimated fair value of the Company's surplus notes is $25,000,000, which is the same as the carrying amount. The estimated fair value is based on the fact that the notes were issued on December 29, 2001 and are therefore current as regards interest payments.

16. CONTINGENT LIABILITIES

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

The members of the pooling agreement have purchased annuities to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company, under the current terms of the pooling agreement, is contingently liable for 23.5 percent of these annuities (see note 2). The Company is contingently liable to various claimants in the amount of $740,582 in the event that the issuing company would be unable to fulfill its obligations.

17. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2001				
Total revenues	$68,295,006	$71,307,822	$77,180,241	$81,041,170
Income (loss) before income tax expense (benefit)	$ 2,677,827	$(5,025,762)	$ (766,909)	$(2,427,035)
Income tax expense (benefit)	612,674	(2,179,897)	(703,381)	(1,165,143)
Net income (loss)	$ 2,065,153	$(2,845,865)	$ (63,528)	$(1,261,892)
Net income (loss) per share - basic and diluted*	$ .18	$ (.25)	$ (.01)	$ (.11)
2000				
Total revenues	$61,144,637	$62,917,075	$66,792,907	$72,641,122
Income (loss) before income tax expense (benefit)	$ 2,003,674	$ (293,962)	$ 1,428,928	$(2,074,028)
Income tax expense (benefit)	386,504	(489,810)	224,712	(1,385,825)
Net income (loss)	$ 1,617,170	$ 195,848	$ 1,204,216	$ (688,203)
Net income (loss) per share - basic and diluted*	$ .14	$ .02	$ .11	$ (.06)
1999				
Total revenues	$56,872,232	$57,711,432	$61,284,746	$63,461,127
Income (loss) before income tax benefit	$ 1,572,517	$(3,638,168)	$ 85,728	$(4,011,351)
Income tax benefit	(209,226)	(1,906,001)	(706,930)	(2,365,132)
Net income (loss)	$ 1,781,743	$(1,732,167)	$ 792,658	$(1,646,219)
Net income (loss) per share - basic and diluted*	$ .15	$ (.15)	$ .07	$ (.15)

* Since the weighted average shares for the quarters are calculated independent of the weighted average shares for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with GAAP.

Incurred Losses and Settlement Expenses - Claim and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

> **Earned Premium** - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.
>
> **Net Written Premiums** - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.
>
> **Unearned Premium** - The portion of written premium which would be returned to a policyholder upon cancellation.
>
> **Written Premium** - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer.

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

STOCKHOLDER SERVICES

Corporate Headquarters:
717 Mulberry Street
Des Moines, Iowa 50309
515-280-2511

Transfer Agent:
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

Auditors:
Ernst & Young LLP
801 Grand, Suite 3400
Des Moines, Iowa 50309

SEC Counsel:
Nyemaster, Goode, Voigts,
West, Hansell & O'Brien, P.C.
700 Walnut, Suite 1600
Des Moines, Iowa 50309

Insurance Counsel:
Bradshaw, Fowler, Proctor and Fairgrave
801 Grand Avenue, Suite 3700
Des Moines, Iowa 50309

Annual Meeting:
We welcome attendance at our annual meeting on Tuesday, May 21, 2002, 10:00 a.m. CDT
EMC Insurance Companies
700 Walnut Street
Des Moines, Iowa 50309

Information Availability:
Anyone interested in learning more about EMC Insurance Group Inc. can ask questions and/or request news releases, annual reports and Forms 10-Q and 10-K at no charge by contacting:

Anita Lake Novak
Investor Relations
717 Mulberry Street
Des Moines, Iowa 50309
Phone: 515-280-2515
Fax: 515-237-2152
Email: EMCIns.Group@EMCIns.com

EMC

EMC Insurance Group Inc.